(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

Commission File Number 000-50807

For Period Ended: December 30, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Design Within Reach, Inc.
Full Name of Registrant

Not Applicable
Former Name if Applicable

225 Bush Street, 20th Floor
Address of Principal Executive Office (Street and Number)

San Francisco, California 94104
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

Design Within Reach, Inc. (the “Company”) has been delayed in filing its annual report on Form 10-K for the fiscal year ended December 30, 2006 due to the previously disclosed material weaknesses in internal controls over financial reporting, which resulted in the Company’s delay in the reconciliation of a difference between the accrued inventory sub-ledger and the general ledger arising in connection with the implementation of the Company’s IMARC inventory and sales system. As a result, the Company did not complete and file its quarterly report on Form 10-Q for the quarter ended July 1, 2006 until January 16, 2007 and its quarterly report on Form 10-Q for the quarter ended September 30, 2006 until February 20, 2007. As a result of the delays in completing and filing the Form 10-Qs, the Company has been delayed in completing its financial statements and management’s assessment of internal controls and procedures for the fiscal year ended December 30, 2006. The audit of the Company’s financial statements and review of management’s assessment of internal controls and procedures by the Company’s independent registered public accounting firm have likewise been delayed. The Company’s new management is devoting intense effort and resources to completing the audit of its financial statements and the review of management’s assessment of internal controls and procedures and all other matters necessary so that its Form 10-K for the fiscal year ended December 30, 2006 can be filed.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

John D. Hellmann	(415)	676-6500
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).    ☒  Yes    ☐  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    ☒  Yes    ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report greater net sales for the fiscal year ended December 30, 2006 than for the fiscal year ended December 31, 2005. The Company expects to report a net loss for the fiscal year ended December 30, 2006 that is greater than the net loss for the fiscal year ended December 31, 2005.

Design Within Reach, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date	March 16, 2007	By	/s/ John D. Hellmann
John D. Hellmann Chief Financial Officer